Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

For the nine months ended July 31, 2012
(Unaudited)

(expressed in Canadian dollars)

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying condensed consolidated interim financial statements. The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These condensed consolidated interim financial statements have not been reviewed by an auditor. These condensed consolidated interim financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated: __________________________
signed “John Coulter”
John Coulter
CEO and CFO

TABLE OF CONTENTS
PAGE
Condensed Consolidated Interim Balance Sheets	1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Equity	3
Condensed Consolidated Interim Statements of Cash Flows	4
Notes to Condensed Consolidated Interim Financial Statements	5 - 32

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Condensed Consolidated Interim Balance Sheets
Expressed in Canadian dollars
(Unaudited)

	July 31,	October 31,	November 1,
	2012	2011	2010
ASSETS		(Note 16)	(Note 16)
CURRENT
Cash	$10,152	$511,761	$209,736
Short-term investments (Note 4)	---	561,002	60,000
Other receivables	22,650	6,749	10,088
Prepaid expenses and deposits	6,389	52,274	37,727
	39,191	1,131,786	317,551
Deposit	8,444	8,389	24,074
Property and equipment (Note 5)	124,955	260,254	425,468
Technology rights (Note 6)	495,000	540,000	600,000

	$667,590	$1,940,429	$1,367,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Notes 10 and 12)	$215,474	$83,571	$187,971
Promissory note (Note 7)	250,000	---	2,111
Deferred lease inducements	36,359	53,594	---
Convertible debentures (Note 8)	294,020	289,499	---
	$795,853	$426,664	$190,082
Deferred lease inducements	---	---	76,574
Convertible debentures (Note 8)	---	---	283,509

	795,853	426,664	550,165

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	18,234,001	18,234,001	15,845,770
Warrants (Note 9)	2,413,884	2,413,884	1,901,217
Contributed surplus	4,146,371	3,820,590	2,909,472
Convertible debentures - equity component (Note 9)	11,564	11,564	11,564
Deficit	(24,934,083)	(22,966,274)	(19,851,095)
	(128,263)	1,513,765	816,928

	$667,590	$1,940,429	$1,367,093

Approved by the Board:

Signed “John Coulter”	Signed “James Leman”
John Coulter	James Leman

See accompanying notes to condensed consolidated interim financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
Expressed in Canadian dollars
(Unaudited)

	Three months ended			Nine months ended
	July 31,			July 31,
	2012		2011	2012		2011

INCOME	$8,802	$	---	$29,437	$	---
Licensing Fees

EXPENSES:
Research and development (Note 10)	140,653		154,424	608,179		440,933
General and administrative ( Note 11)	250,206		345,166	1,167,263		1,455,924
Depreciation of property and equipment	40,343		41,221	116,396		123,662
Depreciation of technology rights	15,000		15,000	45,000		45,000
Bank charges and interest	12,114		21,899	31,511		30,864
Loss (Gain) on foreign exchange	5,099		12,221	19,745		32,164
Loss on sale of property and equipment	---		---	9,152		---

	463,415		589,931	1,997,246		2,128,547

Net loss and comprehensive loss	$(454,613)		$(589,931)	$(1,967,809)		$(2,128,547)

LOSS PER SHARE – Basic (Note 3)	$(0.018)		$(0.01)	$(0.018)	$	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	112,724,278		104,041,191	112,724,278		95,682,051

See accompanying notes to condensed consolidated interim financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Changes in Equity
Expressed in Canadian dollars
(Unaudited)

					Convertible
	Share Capital				Debentures
	Number of			Contributed	– Equity
	Shares	Amount	Warrants	Surplus	Component	Deficit	Total

November 1, 2011	112,724,278	$18,234,001	$2,413,884	$3,820,590	$11,564	$(22,966,274)	$1,513,765

Net loss	-	-	-	-	-	(1,967,809)	(1,967,809)
Share-based payments	-	-	-	325,781	-	-	325,781

July 31, 2012	112,724,278	$18,234,001	$2,413,884	$4,146,371	$11,564	$(24,934,083)	$(128,263)

November 1, 2010	83,019,028	$15,845,770	$1,901,217	$2,909,472	$11,564	$(19,851,095)	$816,928

Net loss	-	-	-	-	-	(2,128,547)	(2,128,547)
Private placements, net	29,705,250	2,534,221	292,215	-	-	-	2,826,436
Share-based payments	-	-	-	677,996	-	-	677,996

July 31, 2011	112,724,278	$18,379,991	$2,193,432	$3,587,468	$11,564	$(21,979,642)	$2,192,813

See accompanying notes to condensed consolidated interim financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
Expressed in Canadian dollars
(Unaudited)

		Three months ended July 31,				Nine months ended July 31,

		2012		2011		2012		2011

OPERATING
Net loss for the period		$(454,613)		$(589,931)		$(1,967,809)		$(2,128,547)
Adjustments for non-cash items
Depreciation of property and equipment		40,343		41,221		116,397		123,662
Depreciation of technology rights		15,000		15,000		45,000		45,000
Share based compensation expense		60,191		183,284		325,781		677,996
Loss on sale of property and equipment		0		---		9,152
Depreciation of deferred lease inducements		(5,745)		(5,745)		(17,235)		(17,235)
Accretion Interest		1,518		1,501		4,521		4,488
Net Changes in non-working capital balances:				(567)				(6,977)
Prepaid expenses and deposits		18,616		(272)		45,830		12,970
Other receivables		(7,080)		16,807		(15,902)		4,105
Accounts payable and accrued liabilities		(38,447)		(9,772)		131,904		(114,361)

		(370,217)		(348,474)		(1,322,361)		(1,398,899)
INVESTING
Proceeds on sale of property and equipment		---		---		9,750		300
Short-term investment		30,950		---		561,002		--
		30,950		---		570,752		300
FINANCING
Issue of share capital, net of issue costs		---		1,899,517		---		2,826,436
Redemption of common shares		---		---		---		---
Loans and advances		---		---		250,000		(2,111)
		---		1,899,517		250,000		2,824,325
Effect on exchange rate changes				822				6,128
INCREASE (DECREASE) IN CASH		(339,267)		1,551,865		(501,609)		1,431,854
CASH, BEGINNING OF PERIOD		349,419		89,725		511,761		209,736
CASH, END OF PERIOD		$10,152		$1,641,590		$10,152		$1,641,590
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		12,114		$6,584		$31,511		$12,309
Income taxes paid	$	---	$	---	$	---	$	---
Supplementary information:
Shares issued for services	$	---	$	---	$	---	$	---

See accompanying notes to condensed consolidated interim financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993 and is a public company whose common shares trade on the TSX Venture Exchange under the symbol TTA and is quoted on the Over-the Counter Bulletin Board under the symbol TITAF. The Company is currently focused on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations. Since 2002 the Company has been developing an automated trading platform.

The Company’s head office address is Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7.

Going Concern

The condensed consolidated interim financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast significant doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $24,934,083 at July 31, 2012.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing or postponing expenditures and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2012. However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements present the Company’s initial financial results of operations and financial position under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as at and for the nine months ended July 31, 2012, including 2011 comparative periods. They have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards and with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These interim condensed consolidated financial statements do not include all the necessary annual disclosures required for full financial statements. These statements include the accounts of the Company and its wholly-owned subsidiaries.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE (CONTINUED)

The significant accounting policies that have been applied in the preparation of these condensed consolidated interim financial statements are summarized in Note 3 below. The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS standards expected to be in place for the Company’s annual consolidated financial statements for the year ending October 31, 2012.

Note 16 explains how the transition to IFRS has affected the reported consolidated balance sheets and the statements of operations and comprehensive loss for the current and comparative periods. The note includes reconciliations from previous Canadian generally accepted accounting principles (“GAAP”) to IFRS. The note includes a listing of the exemptions taken by the Company that are permitted under the IFRS 1 standard.

These condensed consolidated interim financial statements have been prepared on the historical cost basis. All transactions are recorded on an accrual basis.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on September 24, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC. All subsidiaries have the same reporting date. All significant intercompany accounts and transactions were eliminated upon consolidation.

Foreign Currency Translation

The individual financial statements of each entity are maintained in their functional currency which is the currency of the primary economic environment in which the entity operates. The condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company and each of the Company’s subsidiaries.

In preparing the financial statements of the individual entities, foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions and from the re-measurement of monetary items at period-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with an original maturity of less than three months.

Short-term investments

Investments with maturities greater than three months and realizable within one year are classified as short-term investments.

Intangible assets

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers.

Following initial capitalization of development expenditures, the asset is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation commences when development is completed and the asset is available for use. It is amortized over the period of expected future economic benefit. The expected useful lives of assets would be reviewed on an annual basis and if necessary, changes in useful lives are accounted for prospectively.

There were no development costs capitalized during the periods ended July 31, 2012 or 2011.

Technology rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at acquisition cost less subsequent depreciation and impairment losses. Residual values, useful lives, and impairment indicators are reviewed at each reporting date.

Technology Rights are depreciated over a ten year period being the estimated finite useful life.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price, any costs directly attributable to bringing the asset into working condition for its intended use, the initial estimate of any decommissioning obligation and borrowing costs for qualifying assets.

Computer equipment is recorded at cost less accumulated depreciation and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated depreciation and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated depreciation and are amortized over the lease term.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date the asset is available for use and capable of operating in the manner intended by management.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of operations in the period in which the item is derecognized.

Lease inducements received in the form of leasehold improvement costs are depreciated over the term of the lease as a reduction of rent expense.

Asset impairment testing

The carrying amounts of intangible assets with a finite life and property and equipment are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. If such indication exists, the Company estimates the recoverable amount of the assets, which is the higher of its fair value less cost to sell and its value in use. Value in use is estimated as the present value of future cash flows generated by this asset (or group of assets) including eventual disposal. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in the profit or loss statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimated recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously. Any such recovery is recognized immediately in the statement of operations.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company classifies leases as either operating or finance. Finance leases are those that substantially transfer the benefits and risks of ownership of the asset to the Company as a lessee. The related asset is recognized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease payments. The corresponding finance leasing liability is measured at the amortized cost, reduced by lease payments less finance charges, which are expensed as part of finance costs.

All other leases are treated as operating leases. Operating leases are expensed on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred. Any benefit associated with lease inducements is recognized as a reduction in rent expense on a straight-line basis over the term of the lease.

Convertible debentures

Components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

Income taxes

Income tax expense or recovery recognized in profit or loss is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible for tax purposes. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the reporting date.

Deferred tax is recorded using the liability method. Under this method, the Company calculates all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the period end date. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of settlement based on tax rates and laws enacted or substantively enacted at the period end date.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Share-based payments

The company issues equity-settled share-based awards to directors, employees and non-employees. Employee and director share-based payments generally vest over 12 to 18 months and have a term to expiry of five years. Awards to non-employees result in compensation expense being recognized over the shorter of the vesting or related service period.

The costs of the stock options to employees are measured at their fair value on the date of option grant using the Black-Scholes pricing model. The cost of these options is based on the best available estimate of the number of share options expected to vest and is recognized over the related vesting period in profit or loss with a corresponding credit to contributed surplus. Estimates of forfeitures are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period and no adjustment is made to prior periods if share options ultimately exercised are different to that estimated on vesting. No adjustment is recorded for stock options which expire unexercised. Amounts recognized related to forfeited options are reversed on the forfeiture date provided the underlying options have not vested.

Upon the exercise of stock options consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company’s main source of revenue is from license fee agreements. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered in accordance with the terms of the arrangement, fees are fixed and determinable and collection is reasonably assured.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The unwinding of the discount is recognized as a finance cost.

Financial instruments

Financial assets and financial liabilities are measured initially at fair value plus any transaction costs that are directly attributable to the acquisition of the financial instruments except for transaction costs related to financial instruments classified as fair value through profit or loss which are expensed as incurred.

Financial assets and financial liabilities are subsequently measured as described below.

Financial assets

Financial assets are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through profit or loss;

  held to maturity investments; and

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income/loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities

Other financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

The company has classified accounts payable, loans and advances and the debt component of the convertible debentures as other financial liabilities.

Fair value hierarchy

The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

  Level I fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1, that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

  Level 3 fair value measurements are those derived from valuation

Significant management judgment and estimates in applying accounting policies

Significant management judgments are required when applying the accounting policies of the Company. These may have a significant effect on the condensed consolidated interim financial statements.

Actual results are likely to differ from the estimates and assumptions made by management, will seldom equal the estimated results and the differences between estimates and actual results may be material.

Research and development costs

Significant judgment is required in distinguishing research from the development phase. Development costs are recognized as an asset when all the criteria are met, whereas research costs are expensed as incurred. The Company’s management assesses, at least quarterly, whether the recognition requirements for development costs are met.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the weighted average method to determine the fair value of warrants issued.

Future Changes in Account Policies

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

IAS 27 Separate Financial Statements

This amended version of IAS 27 that now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

IAS 28 Investments in Associates and Joint Ventures

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

IFRS 9 Financial Instruments

The new standard has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value, and a debt instrument is measured at amortized cost only if the entity is holding it to collect contractual cash flows that represent principal and interest. The new standard is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 10 Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities, were issued and replace IAS 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation - Special Purpose Entities for guidance on the consolidation model which identifies the elements of control and provides a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. These standards are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the new standards.

IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements was issued and supersedes IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities, to establish principles for financial reporting by parties to a joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard.

IFRS 13 Fair Value Measurement

IFRS 13, Fair Value Measurement was issued to set out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $NIL as at July 31, 2012. (October 31, 2011 - $60,000; November 1, 2010 - $60,000) guaranteed investment certificate bearing interest at prime less 2.05%, maturing August 31, 2012. The investment was collateral for a letter of credit, which has been issued by the Company for their leased premises and was closed in July, 2012.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

5.	PROPERTY AND EQUIPMENT

	Computer equipment	Office furniture	Leasehold improvements	TOTAL
Cost
Balance November 1, 2010	$328,865	$88,349	$589,908	$1,007,122
Disposals	(1,218)	-	-	(1,218)
Balance October 31, 2011	327,647	88,349	589,908	1,005,904
Disposals	(18,775)	(40,502)	-	(59,277)
Balance July 31, 2012	$308,872	$47,847	$589,908	$946,627

Accumulated Depreciation
Balance November 1, 2010	$222,256	$41,643	$317,755	$581,654
Depreciation for the year	37,373	9,537	117,981	164,891
Disposals	(895)	-	-	(895)
Balance October 31, 2011	258,734	51,180	435,736	745,650
Depreciation for the period	22,475	2,979	90,943	116,396
Disposals	(17,179)	(23,196)	-	(40,375)
Balance July 31, 2012	$264,030	$30,963	$526,679	$821,672

Net Carrying Amount
Balance November 1, 2010	$106,609	$46,706	$272,153	$425,468
Balance October 31, 2011	$68,913	$37,169	$154,172	$260,254
Balance July 31, 2012	$44,842	$16,884	$63,229	$124,955

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

6.	TECHNOLOGY RIGHTS

During the year ended October 31, 2010, the Company purchased all rights to the algorithm and codes for software in exchange for $600,000.

Cost
Balance at November 1, 2010, October 31, 2011 and January 31, 2012	$600,000

Accumulated Depreciation
Balance at November 1, 2010	$-
Depreciation	60,000
Balance at October 31, 2011	60,000
Depreciation	45,000
Balance July 31, 2012	$105,000

Carrying Amount
November 1, 2010	$600,000
October 31, 2011	$540,000
July 31, 2012	$495,000

7.	PROMISSORY NOTE

A promissory note of $250,000 is payable to a shareholder of the company. The note bears interest at a fixed rate of 10% per annum and has no fixed term of repayment. The note and accrued interest will be redeemed by a convertible debenture on a date and terms yet to be determined.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

8.	CONVERTIBLE DEBENTURES

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest at 12% per annum. The agreement states that the maturity date can be reduced to 12 months at the option of the holder. The debentures will be convertible to units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date.

The convertible debentures contain both liability and equity components. The Company has allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on an interest rate of 15%, which is the estimated cost of borrowing at which the Company could borrow similar debt without a conversion feature. The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$294,000
Portion of convertible debentures allocated to equity	(11,564)

Portion of convertible debenture allocated to liability	282,436
Accretion interest expense	1,073

Balance, November 1, 2010	283,509
Accretion interest expense	5,990

Balance, October 31, 2011	289,499
Accretion interest expense	4,521

Balance, July 31, 2012	$294,020

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

9.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares with no par value
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

Issued

On December 3, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $1,022,125. The Company issued 10,221,250 units at $0.10 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring December 3, 2012. Of the total proceeds, $893,568 and $128,557 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $88,250 in finder’s fees and incurred other share issue costs of $6,206.

On June 10, 2011, the Company closed a non-brokered private placement of units for gross proceeds of $1,948,400. The Company issued 19,484,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.33 expiring June 10, 2013. Of the total proceeds, $1,618,472 and $329,928 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $38,640 in finder’s fees and incurred other share issue costs of $10,998.

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company. These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded. The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares. The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares. The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favorable terms than one-third of the total number of options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant. Options expire no later than the tenth anniversary of the date of grant or as determined by the Committee.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

9.	SHARE CAPITAL (CONTINUED)

Stock Options (continued)

All rights to purchase shares pursuant to the plan terminate: (i) if the optionee shall no longer be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to the Company at a certain date (the “Cessation Date”) the option shall terminate on the earlier of the expiry date of the option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by-case basis optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The following table summarizes the activity of stock options as follows:

	Nine months ended		Year ended
	July 31, 2012		October 31, 2011
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at beginning of period	19,086,666	$0.18	11,390,000	$0.29
Granted	---		12,940,000	$0.13
Forfeited	---		(1,188,331)	$0.18
Expired/cancelled	(4,406,666)	$0.25	(4,055,003)	$0.34
Outstanding at end of period	14,680,000	$0.16	19,086,666	$0.18
Exercisable at end of period	12,203,336	$0.16	10,276,667	$0.21

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

9.	SHARE CAPITAL (CONTINUED)

Stock Options (continued)

The following table summarizes information on stock options outstanding and exercisable at July 31, 2012:

	Number	Number	Expiry
Exercise Price	Outstanding	Exercisable	Date
0.50	50,000	50,000	August 15, 2012
0.37	445,000	445,000	January 28, 2013
0.36	150,000	150,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	785,000	785,000	March 6, 2014
0.25	700,000	700,000	November 13, 2014
0.17	860,000	860,000	March 3, 2015
0.17	100,000	100,000	May 28, 2015
0.10	50,000	50,000	October 15, 2015
0.11	1,930,000	1,930,000	November 3, 2015
0.13	300,000	300,000	November 16, 2015
0.14	3,770,000	3,770,000	November 24, 2015
0.13	500,000	166,667	December 3, 2015
0.13	200,000	200,000	December 22, 2015
0.10	2,000,000	1,333,336	March 15, 2016
0.10	50,000	33,332	March 31, 2016
0.10	1,100,000	733,334	June 1, 2016
0.15	140,000	46,667	September 20, 2016
0.14	1,500,000	500,000	October 12, 2016

	14,680,000	12,203,336

The weighted average remaining contractual life of stock options outstanding at July 31 is 2.8 years.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

9.	SHARE CAPITAL (CONTINUED)

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date using the following weighted-average assumptions:

	Options		Warrants
	2012	2011	2012	2011
Weighted-average grant date fair value per share option or warrant	-	0.10	-	0.02
Expected dividend rate	-	0%	-	0%
Expected volatility	-	109%	-	90%
Risk-free interest rate	-	2.05%	-	1.48%
Expected life of options or warrants in years	-	5 yrs.	-	2 yrs.

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

During the year ended October 31, 2011 the Company issued 1,400,000 options to a consultant. As the fair value of the services received for the options is indeterminable the options have been valued using the Black-Scholes option pricing model with the following inputs; expected dividend rate – 0%, expected volatility rate – 99.5%, risk free interest rate – 1.0%, expected life of options – 2 years, share price on issuance date - $0.12, exercise price - $0.16. These inputs result in a grant date fair value of $0.054 per option.

Warrants

The following table summarizes the activity of warrants:

	Nine months ended		Year ended
	July 31, 2012		October 31, 2011
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at beginning of period	55,675,875	$0.33	34,650,834	$0.35
Issued	-	-	24,594,625	$0.32
Expired/cancelled	(5,528,750)	$0.30	(3,569,584)	$0.53
Outstanding at end of period	50,147,125	$0.32	55,675,875	$0.33

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

9.	SHARE CAPITAL (CONTINUED)

Warrants (continued)

The following table summarizes information on warrants outstanding and exercisable at July 31, 2012:

	Number
Exercise Price	Outstanding	Expiry Date

$ 0.40	2,500,000	August 19, 2012
$ 0.50	2,778,000	October 15, 2013
$ 0.30	19,824,500	October 12, 2012
$ 0.30	450,000	October 20, 2012
$ 0.30	5,110,625	December 3, 2012
$ 0.33	19,484,000	June 10, 2013

	50,147,125

10.	RELATED PARTY TRANSACTIONS

Included in the condensed consolidated interim financial statements are the following related party transactions not disclosed elsewhere:

	9 months ending	9 months ending
	July 31, 2012	July 31, 2011

Salaries including bonuses disclosed as;
Management and consulting fees	$115,999	$135,000
Research and development	$156,666	$178,044

Share based payments	$210,266	$377,783

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors of the Company and companies controlled by directors.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

10.	RELATED PARTY TRANSACTIONS (CONTINUED)

Included in accounts payable and accrued liabilities is $14,576 (October 31, 2011 - $1,554; November 1, 2010 - $26,614) payable to directors of the Company and companies controlled by directors.

The related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2012	$101,113
2013	44,576
2014	45,787
2015	51,688
2016	8,784
$251,948

12.	ACCRUED LIABILITIES

The Company’s accrued liabilities (included in accounts payable and accrued liabilities) include the following amounts:

		July 31,		October 31,	November 1,
		2012		2011	2010
Due to employees	$	---	$	---	$12,699
Due to taxation authorities		---		---	8,606
Others		8,892		50,000	57,248
		$8,892		$50,000	$78,553

13.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its convertible debt and the components of shareholders’ equity.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

13.	CAPITAL MANAGEMENT (CONTINUED)

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets. Since inception, the Company has financed its liquidity needs through private placements. In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements.

14.	FINANCIAL INSTRUMENTS

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.

(a)	Fair Value

The Company's financial instruments consist of cash, short-term investments, accounts payable, loans and advances, and convertible debentures. The fair values of cash, short-term investments, accounts payable and accrued liabilities and convertible debentures approximate their carrying values due to their short-term nature, unless otherwise noted. Other receivables consist of taxes receivable from a government agency and is not a financial instrument. The fair value of loans and advances cannot be reliably determined, as there is no market for loans that are non-interest-bearing and have no terms of repayment.

(b)	Credit Risk

The Company is exposed to credit risk in its cash and short-term investments. The maximum exposure of the credit risk is the full carrying value of those financial instruments. The Company minimizes the credit risk of cash and short-term investments by only dealing with credit-worthy financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is limited to the Company’s cash and short-term investments.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Market Risk

(i) Foreign Currency Risk
The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at January 31, 2012, the Company is exposed to currency risk through its cash denominated in US dollars amounting to US$254,363. Based on the balances at January 31, 2012, net loss will increase or decrease approximately $15,262 given a 6% increase or decrease in the foreign exchange rate.

(ii) Interest Rate Risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is management’s opinion the Company is not exposed to any significant interest rate risk.

(d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at July 31, 2012, the Company had accounts payable of $187,575 (October 31, 2011 - $22,904; November 1, 2010 - $101,291). The convertible debentures and the interest payments totaling $294,013 are due within one year.

15.	SEGMENTED INFORMATION

The Company operates in one industry, the software development industry, and in two geographical segments, Canada and United States. The significant asset categories identifiable with these geographical areas are as follows:

	July 31, 2012			October 31, 2011			November 1, 2010
		United		Canada	United	Total	Canada	United	Total
	Canada	States	Total		States			States

Cash	$4,410	$5,742	$10,152	$314,837	$196,924	$511,761	$145,791	$63,945	$209,736
Short-term investments	---	---	---	561,002	---	561,002	60,000	---	60,000
Property and equipment	123,096	1,859	124,955	257,856	2,398	260,254	422,041	3,426	425,467
Technology rights	495,000	---	495,000	540,000	---	540,000	600,000	---	600,000
Other assets	25,965	11,518	37,483	47,781	19,631	67,412	71,890	---	71,890

	$648,471	$19,119	$667,590	$1,721,476	$218,953	$1,940,429	$1,299,722	$67,371	$1,367,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS

These are the Company’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS from GAAP is November 1, 2010.

The Company’s IFRS accounting policies presented in Note 3 have been applied in preparing the condensed consolidated interim financial statements for the period ended July 31, 2012, the comparative information and the opening balance sheet at the date of transition. The Company has applied IFRS 1 First time Adoption of International Financial Reporting Standards and IAS 34 Interim Financial Reporting in preparing these first IFRS consolidated financial statements. The effects of the transition to IFRS on equity, total comprehensive loss and reported cash flows are presented in this section and are further explained in the notes that accompany the tables.

Upon transition, IFRS 1 permits certain exemptions from full retrospective application. The Company has applied the mandatory exceptions and certain optional exemptions. The exemptions adopted by the Company are set out below.

Mandatory exceptions adopted by the Company

Use of estimates

Hindsight was not used to create or revise estimates. The Company has used estimates under IFRS that are consistent with those applied under previous GAAP.

Optional exceptions adopted by the Company

Leases

The Company has elected to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

Business combinations

The Company has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.

Share based payments

The Company has elected not to apply IFRS 2 Share Based Payments to equity instruments granted to employees and non-employees that vested on or before the date of transition.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

Reconciliation of the Company’s equity as at:

		November 1, 2010
			Effect of
			transition to
		Previous GAAP	IFRS	IFRS
ASSETS
CURRENT
Cash		$209,736	$-	$209,736
Short-term investment		60,000	-	60,000
Other receivables		10,088	-	10,088
Prepaid expenses and deposits		37,727	-	37,727
		317,551	-	317,551

Deposit		24,074	-	24,074
Property and equipment		425,468	-	425,468
Technology rights	(a)	398,000	202,000	600,000

		$1,165,093	$202,000	$1,367,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$187,971	$-	$187,971
Loans and advances		2,111	-	2,111
		190,082	-	190,082

Deferred lease inducements		76,574	-	76,574
Convertible debentures	(b)	283,509	-	283,509

		550,165	-	550,165

SHAREHOLDERS’ EQUITY
Share capital		15,845,770	-	15,845,770
Warrants		1,901,217	-	1,901,217
Contributed surplus	(c)	2,899,907	9,565	2,909,472
Convertible debenture equity	(b)	11,564	-	11,564
Deficit		(20,043,530)	192,435	(19,851,095)
		614,928	202,000	816,928

		$1,165,093	$202,000	$1,367,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

		July 31, 2011
			Effect of transition
	Previous GAAP		to IFRS	IFRS
ASSETS
CURRENT
Cash		$1,641,590	$-	$1,641,590
Short-term investment		60,000	-	60,000
Other receivables		5,983	-	5,983
Prepaid expenses and deposits		25,122	-	25,122
		1,732,695	-	1,732,695

Deposit		23,709	-	23,709
Property and equipment		301,506	-	301,506
Technology rights	(a)	368,150	186,850	555,000

		$2,426,060	$186,850	$2,612,910

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$72,761	$-	$72,761
		72,761		72,761

Deferred lease inducements		59,339		59,339
Convertible debentures	(b)	287,997	-	287,997
		420,097	-	420,097

SHAREHOLDERS’ EQUITY
Share capital		18,379,991	-	18,379,991
Warrants		2,193,432	-	2,193,432
Contributed surplus	(c)	3,232,067	355,401	3,587,468
Convertible debenture equity	(b)	11,564	-	11,564
Deficit		(21,811,091)	(168,551)	(21,979,642)
		2,005,963	186,850	2,192,813

		$2,426,060	$186,850	$2,612,910

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

Reconciliation of the Company’s equity as at:

		October 31, 2011
			Effect of
			transition to
	Previous GAAP		IFRS	IFRS
ASSETS
CURRENT
Cash		$511,761	$-	$511,761
Short-term investments		561,002	-	561,002
Other receivables		6,749	-	6,749
Prepaid expenses and deposits		52,274	-	52,274
		1,131,786	-	1,131,786

Deposit		8,389	-	8,389
Property and equipment		260,254	-	260,254
Technology rights	(a)	358,200	181,800	540,000

		1,758,629	$181,800	$1,940,429

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		83,571	$-	$83,571
Deferred lease inducements		53,594		53,594
Convertible debentures	(b)	289,499	-	289,499
		426,664	-	426,664

SHAREHOLDERS’ EQUITY
Share capital		18,234,001	-	18,234,001
Warrants		2,413,884	-	2,413,884
Contributed surplus	(c)	3,746,747	73,843	3,820,590
Convertible debenture – equity component (b)		11,564	-	11,564
Deficit	(23,074,231)		107,957	(22,966,274)
		1,331,965	181,800	1,513,765

		1,758,629	$181,800	$1,940,429

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

(a)	Technology Rights

For GAAP purposes, transactions with related parties not in the normal course of business where the amount of exchange is not supported by independent evidence are measured at the carrying value to the related party, which was $398,000 for the technology rights, with any discrepancy recorded as a charge to deficit.

Under IFRS, transactions with a related party are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties. For the acquisition of technology rights as at November 1, 2010, the exchange amount was $600,000.

(b)	Convertible Debentures

Both IFRS and GAAP require compound financial instruments to separately record the debt and equity portions of the instrument. The Company separated the debt and equity components of the convertible debenture under GAAP by first allocating value to the equity portion of the convertible debenture with the remainder being recorded as liabilities. This is not permitted under IFRS which requires a value to firstly be allocated to the debt portion with the remainder being allocated to equity. As this difference did not result in a significant allocation difference no adjustment has been recorded.

Pursuant to IAS 12 Income Taxes, a taxable temporary difference arises from the initial recognition of the equity component related to the convertible debenture, however the impact to the Company was insignificant and as such no deferred income tax liability was recorded.

(c)	Share-based Payments

The company previously recognized forfeitures as they occurred however under IFRS the application of an estimated forfeiture rate for stock option grants is required.

IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transitions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by an employee. This definition of an employee is broader than that previously applied by the Company under GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

		THREE MONTHS ENDED JULY 31, 2011
		Previous	Effect of	IFRS
		GAAP	Transition to
			IFRS
EXPENSES
Research and development		$154,424	$-	$154,424
General and administrative	(d),(e)	129,367	215,799	345,166
Depreciation of property and equipment	(e)	45,426	(4,205)	41,221
Depreciation of technology rights	(e)	---	15,000	15,000
Bank charges and interest, net		21,899		21,899
Loss (gain) on foreign exchange		12,221		12,221

Net loss and comprehensive loss for the period		$(363,337)	$226,594	$(589,931)

		NINE MONTHS ENDED JULY 31, 2011
		Previous	Effect of	IFRS
		GAAP	Transition to
			IFRS
EXPENSES
Research and development		$440,933	$-	$440,933
General and administrative	(d),(e)	1,127,323	328,601	1,455,924
Depreciation of property and equipment	(e)	136,277	(12,615)	123,662
Depreciation of technology rights	(e)	---	45,000	45,000
Bank charges and interest, net		30,864		30,864
Loss (gain) on foreign exchange		32,164		32,164

Net loss and comprehensive loss for the period		$(1,767,561)	$(360,986)	$(2,128,547)

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Notes to Condensed Consolidated Interim Financial Statements
Nine months ended July 31, 2012
Expressed in Canadian dollars
(Unaudited - Prepared by Management)

16.	FIRST TIME ADOPTION OF IFRS (CONTINUED)

(d)	Share-based payment

A forfeiture rate of 0-15% was introduced into the calculations for specific option grants as determined on an individual grant basis by management. Additionally numerous individuals considered consultants under GAAP meet the definition of employees under IFRS. These changes resulted in increased share based compensation expense of $345,836 for the nine months ended July 31, 2011 and increased share based compensation expense of $221,544 for the three months ended July 31, 2011.

(e)	Technology Rights

For GAAP purposes, the 211 technology rights purchase was a transaction with a related party and was recorded at the related party’s carrying value of the technology rights which was $398,000. Under IFRS, the transaction is to be measured at the exchange amount of $600,000. This increase to technology right resulted in increased depreciation of technology rights of $15,150 for the nine months ended July 31, 2011, $5,050 for the three months ended July 31, 2011 and $20,200 for the twelve months ended October 31, 2011.

The depreciation of technology rights for the three months ended July 31, 2011, in the amount of $9,950 and $29,850 for the nine months ended July 31, 2011 was recorded as depreciation of property and equipment expense under GAAP and has been re-classed to depreciation of technology rights expense under IFRS. Additionally, the depreciation of deferred lease inducement in the amount of $5,745 for the three months ended July 31, 2011 and $17,235 for the nine months ended July 31, 2011 was included in general and administrative expense and has been re-classed to depreciation of property and equipment.

Statement of Cash Flows

There were no significant changes to the presentation of cash flows as reported under GAAP to IFRS.